FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	YPF S.A. Consolidated Results Q3 2011

Item 1

YPF S.A.

Consolidated Results
Q3 2011

Consolidated Results Q3 2011

CONTENT

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE THIRD QUARTER 2011	3
2. ANALYSIS OF OPERATING RESULTS	4
2.1 UPSTREAM	4
2.2 DOWNSTREAM	6
2.3 CORPORATE	7
3. HIGHLIGHTS OF THE QUARTER	8
4.TABLES	9
4.1 CONSOLIDATED STATEMENT OF INCOME	10
4.2 CONSOLIDATED BALANCE SHEET	11
4.3 CONSOLIDATED STATEMENT OF CASH FLOWS	12
4.4 MAIN PHYSICAL MAGNITUDES	13

Consolidated Results Q3 2011

Net income in the third quarter of 2011 reached ARS 1,752M

Q3 2010	Q2 2011	Q3 2011	Var.% Q311/Q310	Result Third Quarter 2011	Jan-Sep 2010	Jan-Sep 2011	Var.% 2011/2010
				Amounts expressed in million of Argentine pesos
2,373	1,717	2,677	12.8%	Operating income	7,608	7,104	-6.6%
2,688	1,937	3,108	15.6%	Operating profit*	8,075	7,987	-1.1%
1,536	980	1,752	14.1%	Net income	4,725	4,506	-4.6%
2,209	2,857	3,676	66.4%	Investments	5,508	8,428	53.0%
				Earnings per share
3.91	2.49	4.45	13.8%	Earnings per share ARS	12.01	11.46	-4.6%
Note: Unaudited figures. Amounts in accordance with Argentine GAAP
* Operating income considering the inclusion of holding gains on inventories in the costs of sales

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE THIRD QUARTER 2011

Operating earnings rose to ARS 2,677M in the third quarter of 2011, 12.8% higher than the same period in 2010.

Operating revenues in the third quarter of 2011 reached ARS 15,286M, 34.5% higher than the same period of the previous year. The increase in sales of petroleum and chemical products was due to higher sales volumes in the domestic market and price adjustments in the local market together with higher prices in international markets.

As union conflicts in the provinces of Santa Cruz and Chubut came to an end at the beginning of the present period, the production of crude oil recovered gradually. In spite of this, it was necessary to purchase higher volumes from third parties, compared to the same period in 2010 in order to meet the growing local demand (with accumulated growth rate as of September 2011 of 11.4% for gasoline and 5% for diesel.) Therefore, purchases were 116% higher than in the third quarter in 2010.

Operating costs posted in the third quarter of 2011 were 13.1% higher than the same period in 2010, mainly due to higher expenses related to salaries, external services, and transport and freight.

Net income for the period was ARS 1,752M, 14.1% higher than in the same period in 2010.

Total investments in property, plant and equipment in the quarter reached ARS 3,676M, outpacing those in the third quarter of 2010 by 66.4%. Said increase was driven by a stronger activity in Upstream and the progress in the downstream projects.

Consolidated Results Q3 2011

2. ANALYSIS OF OPERATING RESULTS

2.1  UPSTREAM (1)

Q3 2010	Q2 2011	Q3 2011	Var.% Q311/Q310	(Unaudited Figures)	Jan-Sep 2010	Jan-Sep 2011	Var.% 2011/2010
1,667	871	1,233	-26.0%	Operating income* (MARS)	5,147	4,086	-20.6%
245.4	183.9	228.0	-7.1%	Crude oil production (Kbbld)	247.5	217.9	-12.0%
45.6	44.1	44.2	-3.1%	NGL production (Kbbld)	50.4	47.2	-6.3%
40.1	33.6	34.9	-13.0%	Gas production (Mm3d)	38.9	34.6	-11.1%
543.2	439.5	491.7	-9.5%	Total production (Kboed)	542.3	482.5	-11.0%
58	267	60	3.4%	Exploration costs (MARS)	178	384	115.7%
1,528	2,061	2,676	75.1%	Investments (MARS)	4,140	6,235	50.6%
				International Prices
76.9	117.0	113.4	47.5%	Brent** (USD/bbl)	77.1	111.9	45.1%
4.4	4.3	4.2	-4.5%	Gas Henry Hub** (USD/Mmbtu)	4.6	4.2	-8.7%
				Realization Price
50.7	56.8	60.9	20.1%	Crude oil prices in domestic market. Period average (USD/bbl)	48.6	57.2	17.7%
1.56	1.96	1.77	13.5%	Average gas price (USD/Mmbtu)	1.89	2.08	10.1%
* In accordance with Argentine GAAP ** Source: Reuters

(1)	controlled companies included

Upstream operating income rose to ARS 1,233 M, 26% lower than in the third quarter of 2010.

Lower results in Q3 stemmed from the impact of worker strikes and road blocks on the access to fields in the provinces of Santa Cruz and Chubut that took place throughout the second quarter, which, in spite of having stopped at the beginning of the present period, allowed production to recover gradually and to reach previous production levels by the first weeks in August. Therefore, total production of hydrocarbons in the third quarter of this year was 491.7 Kbped compared to 543.2 Kbped in the same period of the previous year, 9.5% lower. Additionally, no incentive corresponding to production objectives within the program Petróleo Plus has been booked.

In international markets, the average indicator of Brent international price for the period was 113.4 USD/bbl, 47.5% higher than that for the third quarter of 2010. In this context the price of crude oil in the local market increased by 20.1% up to 60.9 USD/bbl. As for natural gas, the average sales price was 1.77 USD/Mmbtu, 13.5% higher than that for the third quarter of 2010, mainly due to better prices on sales to the industrial sector and thermal power plants.

Consolidated Results Q3 2011

Crude oil production reached 228.0 kbbld, 7.1% lower than in the third quarter in 2010 due to the gradual recovery in production from the minimum levels reached in 2T2011, 24% higher than during such period. As for natural gas and NGL, production in the third quarter of 2011 was 34.9 Mm3d and 44.2 kbbld respectively, 13% and 3.1 % lower than in the same period in 2010 due to the natural depletion of the fields and as a consequence of the union conflicts mentioned above.

The quarter result of the controlled companies in upstream, including mainly Compañía Mega, YPF Holdings, YPF International and YPF Oil Services, was ARS 49.8M.

Cumulative results

Cumulative operating income as of September 2011 was ARS 4,086M, 20.6% lower than in the same period in 2010. This downturn was mainly driven by a fall in production (-11%) due to worker strikes, higher operating costs and heavier exploration expenses. Higher revenues resulting from price adjustments in crude oil and gas did not offset the negative effects mentioned above.

Investment

Investments in exploration and production increased to ARS 2,676M in the third quarter of 2011, outpacing those for same period in 2010 by 75.1%. This increase was a consequence of the rising development activities in the areas of Manantiales Behr, Las Heras and Cañadón Seco, the charges for the extension of concessions in the province of Mendoza and the progress in the exploration of non conventional hydrocarbons in the Vaca Muerta formation in the Neuquina basin.

Throughout 2011, accumulated upstream investments as of September 2011 were ARS 6,235M, 50.6% higher than those for the first nine months of 2010, mainly due to a stronger activity in the Neuquina basin, in non conventional exploration as much as in the development of conventional areas, and the construction of the LNG port in Escobar that reached a total investment of approximately ARS 280M.

Consolidated Results Q3 2011

2.2  DOWNSTREAM(1)

Q3 2010	Q2 2011	Q3 2011	Var.% Q311/Q310	(Unaudited Figures)	Jan-Sep 2010	Jan-Sep 2011	Var.% 2011/2010
1,001	1,186	1,779	77.7%	Operating income* (MARS)	3,307	4,096	23.9%
4,311	3,964	4,363	1.2%	Sales of petroleum and other products in domestic market (Km3)	11,883	12,242	3.0%
653	681	587	-10.1%	Exportation of petroleum and other products (Km3)	2,275	1,964	-13.7%
311	446	709	128.0%	Sales of petrochemical products in domestic market (Ktn)	728	1,394	91.5%
26	24	18	-30.8%	Exportation of petrochemical products (Ktn)	163	141	-13.5%
308	279	311	1.0%	Crude oil processed (Kboed)	307	296	-3.6%
642	753	928	44.5%	Investments (MARS)	1,276	2,059	61.4%
* In accordance with Argentine GAAP
(1)	controlled companies included

Operating earnings in downstream for the third quarter were ARS 1,779M, outperforming operating earnings in Q3 2010 by 77.7%.

Higher sales of petroleum and chemical products in the local market, due to bigger volumes and price adjustments, led to higher operating earnings in the quarter, thus offsetting the increases in operating costs, higher volumes and prices of petroleum products purchases, mainly diesel imports.

The volume of crude oil processed in the quarter was 311 Kbped, 1.0% higher than that of the third quarter of 2010, thus recovering the levels of used capacity in our refineries after the low availability of crude oil in the local market as a result of strikes in the provinces of Santa Cruz and Chubut during the second quarter of 2011.

Likewise, sales volumes of petroleum products in the domestic market were higher by 1.2% as a consequence of an increase in demand of gasoline and diesel, while  exports fell by 10.1%, mainly petrochemical naphtha and fuel oil.

Also, sales of chemical products in the domestic market increased compared to same period of previous year, 128% above, mainly in the segment of fertilizers, both YPF and Profertil. This hike in sales of fertilizers was mainly the result of a stronger demand from the Argentine agrobusiness sector driven by a positive outlook for this segment in 2011.

Consolidated Results Q3 2011

The result for the quarter of the controlled companies within downstream, including OPESSA, Refinor, YPF Brasil Comercializadora and Profertil, was ARS 311M posting a 180% increase compared to previous year, mainly driven by the results of Profertil.

Cumulative results

Cumulative results as of September 2011 were ARS 4,096M, 23.9% higher than the levels reached in the first nine months of the year 2010. Higher operating revenues were partially offset by higher operating costs and bigger purchases of crude oil, bio fuels and petroleum products.

Investment

Investments in downstream in the quarter were ARS 928M, 44.5% higher than those in the third quarter of 2010. Such increase was grounded on the advances in the CCR project, which will increase production capacity for gasolines at our chemical complex in Ensenada and the progress in the hydrodesulphurization project at Lujan de Cuyo and La Plata refineries intended to improve the quality of refined products.

Additionally, cumulative investments as of September 2011 were ARS 2,059M, outperforming those of the same period in 2010 by 61.4%, mainly as consequence of the progress made in the projects mentioned above.

2.3 CORPORATE

This business segment involves mainly running costs and other activities that are not reported against the business units.

Corporate net costs of the third quarter rose to ARS 335M, ARS 40M (+13,56%) higher than the level in the same period of 2010.

Consolidated Results Q3 2011

3. HIGHLIGHTS OF THE QUARTER

On July 18, YPF S.A decided to postpone the issuance of the Negotiable Obligations Class IV for an amount of up to U$S 300,000,000 (increasable to U$S 600,000,000) in light of the exceptional high volatility seen in debt markets in Europe and the United States.

On July 29, 2011 some changes were made to the Board of Directors of the Company, which included the resignation of Messrs Miguel Ángel Devesa del Barrio and Raúl Cardoso Maycotte as permanent Directors for class D shares, and the appointment of Messrs Miguel Martínez San Martin and Carlos Arnoldo Moral-Gil as their replacements.

On August 26, 2011 an announcement was made regarding a credit facility that YPF SA signed with a company from the Repsol YPF group for an amount of up to U$S 200,000,000.

On October 25, 2011 the National Government, through Decree 1722/11, re-established as mandatory for companies producing crude oil or oil products, natural gas and liquefied gases and companies engaged in developing mining activities to repatriate and trade on the exchange market the total proceeds in foreign currency from export transactions .

Investors Relations
E-mail:  inversoresypf@ypf.com
Website: www.ypf.com
Macacha Güemes 515
1106 Buenos Aires (Argentina)
Phone: 54 11 5441 1357
Fax: 54 11 5441 2113

Consolidated Results Q3 2011

Consolidated Results Q3 2011

4.1 CONSOLIDATED STATEMENT OF INCOME
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

Q3 2010	Q2 2011	Q3 2011	Var.% Q311/Q310		Jan-Sep 2010	Jan-Sep 2011	Var.% 2011/2010

11,365	13,614	15,286	34.5%	Net sales	31,849	41,437	30.1%
(2,369)	(4,676)	(5,116)	116.0%	Purchases	(6,665)	(13,503)	102.6%
(6,623)	(7,221)	(7,493)	13.1%	Cost of sales and operating expenses	(17,576)	(20,830)	18.5%
2,373	1,717	2,677	12.8%	Operating income	7,608	7,104	-6.6%
(2)	37	24	1300.0%	Income (loss) on long-term investments	78	81	3.8%
(34)	(95)	3	108.8%	Other (expense) income, net	(23)	(112)	387.0%
70	(41)	(15)	-121.4%	Financial result and holding gains	(334)	(55)	-83.5%
2,407	1,618	2,689	11.7%	Net income before income tax.	7,329	7,018	-4.2%
(871)	(638)	(937)	7.6%	Income tax	(2,604)	(2,512)	-3.5%
1,536	980	1,752	14.1%	Net income	4,725	4,506	-4.6%
3.91	2.49	4.45	13.8%	Earnings per share	12.01	11.46	-4.6%

4,024	3,026	4,369	8.6%	EBITDA	12,020	11,654	-3.0%
* EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

Consolidated Results Q3 2011

4.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

	12/31/2010	09/30/2011
Current Assets
Cash	570	659
Investments	1,957	1,852
Trade receivables	3,322	3,373
Other receivables	3,089	4,231
Inventories	3,865	5,842
Total current assets	12,803	15,957

Noncurrent Assets
Trade receivables	28	24
Other receivables	1,587	902
Investments	594	634
Fixed assets	31,567	35,335
Intangible assets	10	9
Total noncurrent assets	33,786	36,904
Total assets	46,589	52,861
	-
Current Liabilities
Accounts payable	7,639	9,410
Loans	6,176	6,807
Salaries and social security	421	436
Taxes payable	2,571	1,704
Contingencies	295	355
Total current liabilities	17,102	18,712
	-
Noncurrent Liabilities
Accounts payable	5,616	6,382
Loans	1,613	3,734
Salaries and social security	168	174
Taxes payable	523	465
Contingencies	2,527	2,631
Total noncurrent liabilities	10,447	13,386
Total liabilities	27,549	32,098

Shareholders’ Equity	19,040	20,763
Total liabilities and shareholders’ equity	46,589	52,861

Consolidated Results Q3 2011

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

Q3 2010	Q2 2011	Q3 2011		Jan-Sep 2010	Jan-Sep 2011
			Cash Flows from Operating Activities
1,536	980	1,752	Net income	4,725	4,506
2	(37)	(24)	(Income) loss on long-term investments	(78)	(81)
1,429	1,189	1,446	Depreciation of fixed assets	4,114	4,019
156	330	184	Consumption of materials and fixed assets retired	380	651
164	293	185	Increase/ Decrease in allowances/ accruals	706	644
(877)	208	1,068	Changes in assets and liabilities:	(2,106)	(361)
-	21	-	Dividends from long-term investments.	8	27
267	(1,514)	72	Net charge of income tax payment	928	(996)
2,677	1,470	4,683	Net cash flows provided by operating activities	8,677	8,409
			Cash Flows from Investing Activities
(2,214)	(2,857)	(3,202)	Acquisitions of fixed assets	(5,597)	(7,954)
19	13	6	Others	115	18
(2,195)	(2,844)	(3,196)	Net cash flows used in investing activities	(5,482)	(7,936)
			Cash Flows from Financing Activities
(3,786)	(3,276)	(4,315)	Payment of loans	(9,462)	(11,559)
3,801	5,477	4,248	Proceeds from loans	9,814	13,823
-	(2,753)	-	Dividends paid	(2,163)	(2,753)
15	(552)	(67)	Net cash flows used in financing activities	(1,811)	(489)
497	(1,926)	1,420	Increase in Cash and Equivalents	1,384	(16)

3,032	3,017	1,091	Cash and equivalents at the beginning of year	2,145	2,527
3,529	1,091	2,511	Cash and equivalents at the end of year	3,529	2,511
497	(1,926)	1,420	Increase in Cash and Equivalents	1,384	(16)

Consolidated Results Q3 2011

4.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	2010				2011
		Q1	Q2	Q3	Accum. Sep 2010	Q1	Q2	Q3	Accum. Sep 2011
Upstream
Crude oil production	Kbbl	22,393	22,586	22,579	67,558	21,787	16,731	20,974	59,492
NGL production	Kbbl	5,146	4,402	4,199	13,748	4,794	4,012	4,066	12,872
Gas production	Mm3	3,298	3,625	3,687	10,610	3,163	3,061	3,212	9,436
Total production	Kbpe	48,282	49,790	49,972	148,043	46,476	39,995	45,239	131,711
Downstream
Sales of petroleum and other products*
Domestic market
Gasoline	Km3	897	827	879	2,603	998	901	1,000	2,899
Diesel	Km3	1,990	1,981	2,001	5,972	2,081	2,188	2,217	6,486
Jet fuel and kerosene	Km3	120	117	120	357	108	92	106	306
Fuel Oil	Km3	22	157	349	528	63	37	240	340
LPG	Km3	224	295	294	813	229	296	329	854
Others	Km3	495	447	668	1,610	436	450	471	1,357
Total domestic market	Km3	3,748	3,824	4,311	11,883	3,915	3,964	4,363	12,242
Export market
Gasoline	Km3	0	15	4	19	0	0	0	0
Jet fuel and kerosene	Km3	131	119	126	376	145	126	127	398
Fuel Oil	Km3	230	61	0	291	0	0	0	0
LPG	Km3	125	59	33	217	85	76	39	200
Others	Km3	392	490	490	1,372	466	479	421	1,366
Total export market	Km3	877	744	653	2,275	696	681	587	1,964
Total sales of petroleum products	Km3	4,625	4,568	4,964	14,158	4,611	4,645	4,950	14,206
Sales of petrochemical products
Domestic market
Fertilizers**	Ktn	72	120	154	346	97	278	545	920
Methanol	Ktn	32	40	64	136	54	78	72	204
Others	Ktn	84	69	93	246	88	89	92	269
Total domestic market	Ktn	188	229	311	728	239	446	709	1,394
Export market
Fertilizers**	Ktn	27	0	0	27	49	8	3	60
Methanol	Ktn	29	39	9	77	31	0	0	31
Others	Ktn	25	17	17	59	19	15	15	49
Total export market	Ktn	81	56	26	163	99	24	18	141
Total sales of petrochemical products	Ktn	269	285	337	891	338	469	727	1,534
* Includes sales of Refinor at 50%
** Includes sales of Profertil at 50%

Consolidated Results Q3 2011

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and Exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other Price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:November 2, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer